UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SUMMARY OF EDENOR’S S.A. Regular General Shareholder Meeting N° 68 HELD ON APRIL 24TH, 2019 AT THE CORPORATE HEADQUARTERS

Present:

Representative of Shareholder Pampa Energía S.A.’s (“PESA”) Mr. Juan Manuel Recio; representative of shareholder ANSES-FGS Law 26.425 (“ANSES”), Mr. Hernán Castrogiovanni; representative of shareholder The Bank of New York ADRS (“BONY”), Mrs. María Verónica Etiennot and Mr. González Néstor; the Board of Director’s Vice president Mr. Gustavo Mariani; and the Company’ Directors Carolina Sigwald, Eduardo Llanos, Maximiliano Fernández, Mariano García Mithieux, Miguel De Godoy, Carlos Alberto Lorenzetti and Lucas Amado; Messrs. Jorge Pardo, Daniel Abelovich and Germán Wetxler Malbrán, members of the Auditing Commission; the representative of Bolsas y Mercados Argentinos S.A. (BYMA), Mr. Rafael Di Leo.

Shareholders:

There were registered in page 25 of Book N° 2 titled  Share Ledger and Attendance Record, totalizing 815.291.674 common book entry shares, entitled to 1 (one) vote each, from which 462.292.111 shares are class A (representing a capital stock of $462.292.111), and 352.999.563 shares corresponding to Class B (representing a capital stock of $352.999.563), which implied a quorum of 92,99 % of capital stock. The shareholder PESA registered with 462.292.111 Class A shares, ANSES registered with 242.999.553 Class B shares and the shareholder González with  10 Class B shares.

first ISSUE on the agenda: 1st) APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SUSCRIBE THE MINUTES OF THE MEETING. By majority vote, with the abstention of the shareholder BONY with 18.060 votes and 48.100 votes against, it was decided to appoint the representatives of the shareholders ANSES, BONY and PESA to subscribe the minutes of the Meeting.

SECOND ISSUE on the agenda: 2nd ) CONSIDERATION OF THE ANNUAL REPORT AND CORPORATE GOVERNANCE REPORT, FINANCIAL STATEMENT, Statement of comprehensive income, statement of changes in equity,           Cash flow statement, notes to the financial statement, annexes and supplementaery information, reporting summary, information requIred for BYMA regUlation and National Securities Commission (CNV) regulations, reports issued by the certifying accountant and the by the commission. Consideration of  the proceedings of the board of directors in connection with the acquisitiOn of own shares at december 2018. By majority vote, with the abstention of the shareholder BONY with 1.816.680 votes and 48.100 votes against, it was decided to: (i) omit the reading of the documents under consideration, since their content has already been submitted to shareholders in a legal manner, prior to the shareholder’s meeting and within the corresponding regulatory terms, in addition to having complied with the corresponding presentations to CNV and BYMA; (ii) approve the proposal of the Board of Directors, thus approving the Board of Director’s annual report and its Annex – Corporate Governance Code and the Financial Statements of the Company which include the Statement of Comprehensive Income, Financial Statement Status, statement of changes in equity, cash flow and notes to the financial Statements, all of them corresponding to the exercise ended on December 31st 2018;  reporting summary required by the national Securities Commission, Additional information required by BYMA regulations, report issued by the external auditor and report issued by the Supervising Commission; and (iii) to approve the proceedings by the Board of Director related to the acquisition by the Company of its own shares at December 31st 2018.

THIRD ISSUE of the Agenda: 3°) ALLOCATION OF THE RESULTS OF FISCAL YEAR CLOSED ON DECEMBER 31ST, 2018. By majority of votes, with the abstention of the shareholder BONY with 6.800 votes and 53.120 votes against, it was decided to allocate the results of the fiscal year as follows: $767 million to the creation of a legal reserve and the remaining balance of $14.006,2 million to the creation of an optional reserve fund in accordance with section 70, third paragraph of the Companies Low 19550, aimed at complying with investment plans and expenses that may considered necessary and required to render the commissioned service, distribution of dividends and/or the acquisition of own shares performed or to be performed.

FORTH ISSUE of the Agenda: 4°) CONSIDERATION OF THE PERFOMANCE OF COMPANY’S BOARD OF DIRECTORS DURING THE FISCAL YEAR ENDED ON DECEMBER 31ST, 2018. By majority of votes, with the abstention of the shareholder BONY with  2.800 votes and 53.120 votes against, it was decided to approve the performance of all the members of the Board of Directors during the fiscal year ended on December 31st 2018 and including this Meeting, namely, permanent Directors performing their duties: Ricardo Alejandro TORRES, Gustavo MARIANI, Marcos Marcelo MINDLIN, Damián Miguel MINDLIN, María Carolina SIGWALD, Maximiliano Alejandro FERNANDEZ, Eduardo Luis LLANOS, Emilio BASAVILBASO, Lucas Sebastián AMADO, Mariano GARCÍA MITHIEUX, Carlos Alberto LORENZETTI and Miguel Angel De GODOY; and Alternate Director who have acted as such in the fiscal year: Messrs. Leandro Carlos MONTERO, Mariano BATISTELLA and Ignacio ÁLVAREZ PIZZO.

FIFTH ISSUE of the agenda: 5°) CONSIDERATION OF THE PERFOMANCE OF COMPANY’S AUDITING COMMISION DURING THE FISCAL YEAR ENDED ON DECEMBER 31ST, 2018. By majority of votes, with the abstention of the shareholder BONY with 2.800 votes and 57.120 votes against, it was decided to approve the performance of the Auditing Commission, permanent statuary auditor Daniel ABELOVICH, Germán WETZLER MALBRÁN and Jorge Roberto PARDO, and the Permanente statuary auditor who resigned office in the course of the fiscal year, Mr. Carlos Manuel VIDAL.

SIXTH ISSUE of the Agenda: 6°) CONSIDERATION OF THE REMUNERATION OF THE MEMBERS OF THE BOARD OF DIRECTORS, CORRESPONDING TO THE FISCAL YEAR ENDED ON DECEMBER 31ST, 2018. By majority of votes, with the abstention of the shareholder BONY with 3.065.160 votes and 88.000 votes against, and with a vote against by ANSES, it was decided to (i) approve the amount of $ 31.508.000 as payments to the member of the Board of Directors for all income earned corresponding to 2018 fiscal year, delegating its distribution to the Board of Directors; (ii) authorize the payment of fee advances to Directors during the current fiscal year and up to the Meeting considering the financial statements of the exercise ending on December 31st 2019.

SEVENTH ISSUE of the Agenda: 7°) CONSIDERATION OF THE REMUNERATION OF THE MEMBERS OF THE AUDITING COMMISSION, CORRESPONDING TO THE FISCAL YEAR ENDED ON DECEMBER 31ST, 2018. By majority of votes, with the abstention of the shareholder BONY with 3.065.160 and 88.000 votes against, and with a vote against by ANSES, it was decided to (i) approve the amount of $2.132.000 as payment to the members of the Auditing Commission for the performance of their duties during 2018 fiscal year,  delegating its distribution to the Board of Directors; (ii) authorize the payment of fee advances to Auditors up to the Meeting considering the financial statements of the exercise ending on December 31st 2019.

EIGHT ISSUE of the Agenda: 8°) APPOINTMENT OF TWELVE (12) PERMAMENT DIRECTORS AND TWELVE (12) ALTERNATE DIRECTORS; SEVEN (7) PERMANENT AND 7 (SEVEN) ALTERNATE TO BE APPOIRNTED FOR CLASS A, FIVE (5) PERMENENT AND FIVE (5) ALTERNATE DIRECTORS FOR CLASSES B AND C JOINTLY. In Extraordinary Meeting of Class A shareholders, with the representation of 100% of capital stock, by unanimous vote it was decided to appoint : (i) Permanent Director to Messrs.: Ricardo Alejandro TORRES, Gustavo MARIANI, María Carolina SIGWALD and Diego Martín SALAVERRI, who will be considered “non independent” pursuant to the CNV criteria, likewise pointing out that Mr. Torres is one of Edenor’s executives; and to Messrs. Gustavo Jorge CAPATTI, Carlos Alberto IGLESIAS and María José WUILLE BILLE, who will be considered “independent” pursuant to CNV´s provisions; and (ii) Alternate Directors to Messrs.: Mariano BATISTELLA, Leandro Carlos MONTERO, Daniel Eduardo FLAKS, Eduardo Abel MAGGI, Gerardo Rubén TABAKMAN, Carlos Dionisio ARIOSA and Ariel SCHAPIRA, who will be considered “non independent” pursuant to the CNV regulations criteria, likewise pointing out that

Messrs. Montero, Flaks, Maggi, Tabakman, Ariosa and Schapira are executives of the Company.

In Extraordinary Meeting of Classes B and C shareholders, jointly and by majority of votes with the abstention of the shareholder BONY with 3.065.140 votes and 16.470 votes against, it was decided to appoint (i) as Permanent Directors to Messrs. Emilio BASAVILBASO, Lucas AMADO, Mariano GARCIA MITHIEUX, Carlos Alberto LORENZETTI and Miguel Angel DE GODOY, expressing these shall be considered “independent” for the exercising of their duties pursuant to the criteria stated in the sections 11 of Part III Chapter III Title II of CNV’s regulations and (ii) as Alternate Directors to Messrs.: Luciano CARERI, Alejandro CHITI, Francisco BOSCH, Patricio Ezequiel JACCOUD GIRART and Martín Nobel VALIENTE,  expressing these shall be considered “independent” pursuant to the criteria mentioned above. Consequently, the Board of Directors is composed as follows: Permanent Directors: Ricardo Alejandro TORRES, Gustavo MARIANI, María Carolina SIGWALD,  Diego Martín SALAVERRI, María José WUILLE BILLE, Gustavo Jorge CAPATTI, Carlos Alberto IGLESIAS, Emilio BASAVILBASO, Lucas AMADO, Carlos Alberto LORENZETTI, Mariano GARCÍA MITHIEUX and Miguel Ángel DE GODOY; Alternate Directors: Mariano BATISTELLA, Leandro Carlos MONTERO, Daniel Eduardo FLAKS, Eduardo Abel MAGGI, Gerardo Rubén TABAKMAN, Carlos Dionisio ARIOSA, Ariel SCHAPIRA, Luciano CARERI, Alejandro CHITI, Francisco BOSCH, Patricio Ezequiel JACCOUD GIRART and Martín Nobel VALIENTE

NINTH ISSUE of the Agenda: 9°) APPOINTMENT OF THREE (3) PERMEMANENT AND THREE (3) ALTERNATE MEMBERS OF THE AUDING COMMISSION, TWO (2) PERMANENT AND TWO (2) ALTERNATE MEMBER PER CLASS A SHARES AND ONE (1) PERMEMENT AND ONE ALTERNATE MEMBER PER CLASSES B AND C SHARES JOINTLY. The extraordinary meeting of Class A shareholders, with the representation of 100 % of capital stock, decided unanimously to appoint permanent auditors to Messrs. José Daniel ABELOVICH and Germán WETZLER MALBRÁN, and as alternate auditor to Messrs.  Marcelo FUXMAN and Martín FERNANDEZ DUSSAUT. The extraordinary meeting of Classes B and C shareholders, holding a joint meeting, decided to approve by majority of votes, with the abstention of the shareholder BONY with 3.065.140 votes and 97.080 votes against, the appointment as permanent auditor to Mr. Accountant Jorge Roberto PARDO and as alternate auditor to Accountant Sandra AUDITORE, who act independently their tasks pursuant to the provisions of sections 11 and 12 of the Part III Chapter II of Title II of CNV regulations. Consequently, the Auditing Commission is composed by: Permanent  Auditors: José Daniel ABELOVICH, Germán WETZLER MALBRAN and Jorge Roberto PARDO. Alternate Auditors:   Marcelo FUXMAN, Martín FERNÁNDEZ DUSSAUT and Sandra AUDITORE.

TENTH ISSUE of the Agenda: 10°) SPECIFICATION OF RETRIBUTION OF CERTIFYING ACCOUNTANT FOR FISCAL YEAR ENDED ON DECEMBER 31ST, 2018. By majority of votes with the abstention of the shareholder BONY with  3.066.860 votes and 75.160 votes against, it was decided to approve the retribution to Price Waterhouse & Co. S.R.L Firm., with the amount of pesos nine million four hundred sixty five thousand sixty eight ($9.475.268,00) and US dollar thirty thousand (usd 30.000) in his capacity of certifying accountant appointed to the fiscal year ended on December 31st 2018, task carried out by Messrs. Cravero and Fernando Rodríguez and Ezequiel Mirazón members of the mentioned Firm.

ELEVENTH ISSUE of the Agenda: 11°) APPOINTMENT OF THE Certified Public Accountant WHO SHALL CERTIFY THE FINANCIAL STATEMENTS OF THE FISCAL YEAR INICIATED ON jANUARY 1ST, 2019. SPECIFICATOIN OF RETRIBUTION: By majority of votes with the abstention of the shareholder BONY with 2.800 votes and 2.560.720 votes against, it was decided to appoint Price Waterhouse & Co. S.R.L., member of PriceWaterhouseCoopers, by appointing as permanent certifying accountant to Mr.  Sergio Cravero and to Messrs. Fernando Rodriguez and Ezequiel Mirazón as alternate certifying accountants for the fiscal year ending on December 31at 2019; (ii) postpone the approval of the external auditor’s retribution to the next Shareholder’s Annual Meeting.

TWELVETH ISSUE of the Agenda: 12°) CONSIDERATION OF THE BUDGET OF THE AUDITING COMMITTEE AND THE BOARD OF DIRECTORS EXECUTIVE COMMITTEE FOR 2019 FISCAL YEAR.  By majority of votes with the abstention of the shareholder BONY with 3.065.160 votes and 83.620 votes against, it was decided to approve a budget of $750.000 for the management and performance of Edenor’s Auditing Committee during the current fiscal year and a budget of $0 for the management and performance of the Executive Committee.

Thirteenth ISSUe of the Agenda: 13°)  GRANTING OF AUTHORIZATOINS FOR THE processing of paperwork and required presentations for obtaining the corerpsonding registrations. By majority of votes with the abstention of the shareholder BONY with 2.800 votes and 48.540 votes against, it was decided to grant the appropriate authorizations in favor of Messrs. Carlos Dionisio Ariosa, Gabriela Laura Chillari, Marcos Caprarulo, Diego Oscar Nuñez and Camila Macarena Fernández Santiso for the purpose of that any of them, acting on behalf and to the order of the Company,  proceeds to register the resolution approved in the Shareholders Meeting and carry out the required proceedings before the corresponding institutions, including without limitation, the presentations to be performed for obtaining the registration before the National Securities Exchange Commission, Bolsas Y Mercados Argentinos SA and the Superintendence of Corporations, as the case may be.

There being no further issues to be discussed; the meeting concludes at 5.00 pm, after reading and acknowledgement of the corresponding minutes

* * * * *

Gabriela Chillari

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 24, 2019